SUMMARY OF TERMS FOR AN EQUITY OFFERING OF CLASS A-1 PREFERRED MEMBERSHIP UNITS IN VERNAFUND20, LLC

$1,070,000 DOLLAR OFFERING OF EQUITY

May____, 2022

The following is a summary of the principal terms of the membership units offered in Vernafund20 LLC, a Texas limited liability company (the "Reg CF Entity" or "Main Issuer") to both accredited investors as defined by 17 C.F.R. § 230.501(a) and non-accredited investors pursuant to Regulation Crowdfunding (17 CFR 227.100 through 227.503) of Section 4(a)(6) of the U.S. Securities Act of 1933 (15 U.S.C. 77d(a)(6)) and the applicable rules thereunder (the "Securities Laws"). This is a summary only and does not constitute a legally binding agreement or a commitment to invest. No legally binding obligations will be created until the following agreements are executed and delivered by all parties: Subscription Agreements, an Operating Agreement, and/or Joinder Agreements.

TERMS

Total Offering (oversubscription): $1,070,000

Annual Target Returns: Class A-1 Preferred Units: 7% x Cash on Cash Return (COC);

Entity Type: Texas Limited Liability Company taxed as a Partnership

Type of Security Offered: Class A-1 Preferred Membership Units without voting rights;

SEC Exemption: Section4(a)(6) and Regulation Crowdfunding (Reg CF)

Investment Limits: <u>Non-accredited Investor:</u> (a) the greater $2,200 or five (5) percent of the greater of the annual income or net worth of a non-accredited investor whose annual income or net worth is less than $107,000; or (b) ten percent (10%) of the greater of the annual income or net worth, not to exceed $107,000 across all platforms, of a non-accredited investor whose annual income <u>and</u> net worth is greater than $107,000. <u>Accredited Investor:</u> No limitations. **Target Total Offering :** $25,000

Minimum Unit Price: $1,000 per unit

Minimum Investment Amount: $5,000 for Class A-1 Preferred Membership;

Resale Restrictions: Holding period for the life of the Main Issuer.

Right of First Refusal: The Main Issuer shall have a Right of First Refusal ("**ROFR**") to repurchase any of the Units.

Regulated Crowdfunding Portal: Silicon Prairie Online, LLC

Name of Main Issuer	Vernafund20, LLC
Total Offering (oversubscription	$1,070,000
Target Offering	$25,000
Securities Offered	Class A-1 Preferred Membership Units without voting rights
Target Return	Class A-1 Preferred Units: 7% x Cash on Cash Return (COC);
Price per Unit	$1,000
Investment Limitations	Non-accredited Investor: (a) the greater $2,200 or five (5) percent of the greater of the annual income or net worth of an non-accredited investor whose annual income or net worth is less than $107,000; or (b) ten percent (10%) of the greater of the annual income or net worth, not to exceed $107,000 across all platforms, of the a non-accredited investor whose annual income and net worth is greater than $107,000. Accredited Investor: No limitations
Entity Type	The Main Issuer was organized as a Texas Limited Liability Company (LLC) on November 23, 2020 and is federally taxed as a Partnership.
Use of Proceeds	1% of the proceeds will be used to pay the fee of a Construction Management Company;

	10% of the proceeds will be used to pay the soft costs of real estate acquisition costs, including legal, architect, engineer, title, surveyor, and realtor fees; 83% of the proceeds will be used to purchase, construct, and manage the unidentified multi-unit residential real estate asset for which 70-1000 units will be constructed; and 6% of the proceeds will be used to pay the regulated crowdfunding portal fee.
Targeted Distributions	The aim of the Main Issuer is to make quarterly distributions to its Members pro rata based upon the number of units held and in accordance with the following distribution formula: : Class A-1 Units: 7% Preferred x Cash on Cash Return (COC)[1]; Distributions of the Main Issuer will begin one year after the close of the Total Offering and will be paid within thirty (30) days at the end of each calendar quarter. Distributions will not accrue, cumulate or gain interest. Distributions will be dependent upon the success of its real estate operations, which will further depend upon the local multi-unit residential real estate market and other forces out of the control of the Main Issuer, its managers, and officers. See Risk Factors found in Exhibit B, Form C. Main Issuer does not guarantee to make a profit, nor does it guarantee the ability to pay distributions at any percentage in any given year.
Resale Restrictions	Holding period exists for the life of the Main Issuer, except upon limited circumstances. See Exhibit F, Subscription Agreement and Exhibit D, Operating Agreement for more information.

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[1] COC is defined as a ratio of annual before-tax cash flow of real property asset to the total amount of cash invested, expressed as a percentage.

Right of First Refusal	The Main Issuer shall have a Right of First Refusal ("**ROFR**") to repurchase any of the Units that any Investor proposes to sell, transfer, gift, pledge, assign, distribute, encumber or otherwise dispose of to a third party, except for transfers which are part of an inheritance. The Main Issuer's ROFR may be assignable by the Main Issuer to any other Investor.
Entity Business Purpose	Main Issuer is a real estate company in the business of selling, buying, and managing multi-unit residential real estate assets. The COC of the Main Issuer will depend upon the growth of the commercial multifamily real estate industry in Texas. The projected value of the Main Issuer is $8,700,000 million at year 5 from the date of purchase. This valuation is based upon reasonable projections calculated using valuations of similarly-situated, multi-family properties currently owned by the Main Issuer and having a range of units between 25-1,200, a valuation between $500,000 and $15,000,000, and an occupancy rate between 0-100%. This valuation is merely a projection and does not concern any identifiable properties or include any actual revenues. Investment into Main Issuer is speculative and highly risky as further detailed in the Risk Factors found in Exhibit B, Form C.
Entity Special Business Purpose	Main Issuer, also called Vernfund20, LLC, is especially concerned with providing ownership and management opportunities to women in the multi-unit residential real estate industry, and offers educational opportunities for women to learn real estate investing.
Entity Target Industry	Real Estate Transactions; Real Estate Assets Management
Entity Target Geography	Texas, USA
Term of Entity	The Main Issuer will be in existence for a total of five (5) years from the closing of the Total Offering, or upon the sale of its unidentified real estate asset for which the Main Issuer is raising money for its acquisition through Regulation Crowdfunding, whichever comes sooner, unless otherwise determined by the Manager in accordance with the Operating Agreement("Expiration Date"). The Main Issuer will be required to liquidate upon this Expiration Date, and redeem or offer to repurchase its

	Membership Units using the proceeds from the liquidation of the unidentified real estate asset.
Managing Member & Fees	The Managing Member of the Main Issuer is APQFUNDMGR, LLC. 20% of the COC will be paid to the Managing Member as holder of the Common Membership Units; 2% of Monthly Net Cash Flows will be paid to the Managing Member in the form of management fees. 1% Acquisition Fee shall also be paid to the Managing Member out of the Proceeds of the Total Offering
Tax reporting	Annual K-1. See Exhibit D, Operating Agreement
Voting	No Member of Class A-1 may be entitled to Vote, except where required by law.
Documents	Each Investor will execute a Subscription Agreement, an Operating Agreement, Accredited Investor Verification Form, if applicable, and a Joinder Agreement prior to the initial closing of the offering.
Business Deck	See Exhibit A
Form C	See Exhibit B
Operating Agreement	See Exhibit D
Joinder Agreement	See Exhibit E
Subscription Agreement	See Exhibit F

Accredited Investor Verification	Accredited Investor Verification will be completed digital via the Regulated Crowdfunding Portal
Offering and Distribution Chart	<u>See</u> Exhibit G

Vernafund20, LLC

Signature: _____

Name: APQFUNDMGR, LLC

Title: Managing Member

By: Kaylee McMahon